TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

02042112

12 June 2002

SEC MAIL RECD
JUN 24 2002
WASH. D.C. 165 SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Very truly yours

Peter Caillard
(General Counsel and Company Secretary)

dw 6/26

Enc.

MEDIA RELEASE

CHANGE TO TABCORP'S SHAREHOLDING RESTRICTIONS

TABCORP Holdings Limited wishes to announce that the Gaming Legislation (Amendment) Bill was passed by the Victorian Parliament last night. The Bill will:

- increase the current shareholding restriction from 5% to 10%, enabling individual shareholders to hold a more substantial interest in the Company; and
- remove the existing 40% foreign ownership restriction. This will result in all of the Company's shares being taken into account for the purpose of determining its weighting in the Morgan Stanley Capital Index ("MSCI") when it is next reviewed. This index is used as a benchmark by a number of international fund investors.

The relevant provisions of the Bill will become law on the day after it receives Royal Assent.

Mr Ross Wilson, TABCORP's Chief Executive Officer and Managing Director, said that *'TABCORP has worked closely with the Victorian Government to achieve this outcome. This reinforces the Company's view that Victoria is a progressive State which understands the needs of business and capital markets.'*

A further announcement will be made after the Bill receives Royal Assent.

For further information please contact
Tricia Wunsch
General Manager, Corporate Affairs
TABCORP Holdings Limited
(03) 9868 2595

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